United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2016

Vale S.A.

Avenida das Américas, No. 700 — Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	5

Press Release

Vale announces the sale of fertilizers assets and the acquisition of a minority interest in Mosaic

Rio de Janeiro, December 19, 2016 — Vale S.A. (Vale) informs that it entered into a stock purchase agreement with The Mosaic Company (Mosaic), a company listed on the New York Stock Exchange (NYSE: MOS), to sell its Fertilizer business to Mosaic, excluding its nitrogen and phosphate assets in Cubatão, Brazil.

Upon completion of the transaction, Vale will sell to Mosaic (i) the phosphate assets located in Brazil, except the ones based in Cubatão; (ii) its shareholding position in Bayóvar, Peru; (iii) the potash assets located in Brazil, including the Carnalita project; (iv) the potash project based in Canada (Kronau). The inclusion of the Rio Colorado potash project in the transaction perimeter is subject to Mosaic’s agreement following appropriate diligence.

Vale’s assets located in Cubatão, which are mostly dedicated to nitrogen nutrients and accounted for an adjusted EBITDA of US$ 108 million in 2015, will be carved out from Vale Fertilizantes prior to the completion of the transaction with Mosaic. Vale expects to explore the sale of Cubatão assets during 2017.

The transaction with Mosaic provides value of approximately US$ 2.5 billion, consisting of US$ 1.25 billion in cash and approximately 42.3 million shares of common stock to be issued by Mosaic. This number of shares currently represents about 11% of Mosaic’s total outstanding shares of common stock on a post-issuance basis.  Subject to limited exceptions, the Mosaic shares to be issued to Vale may not be transferred for two years following the closing, after which time Vale will have customary registration rights. Following completion of the transaction, Vale will also have the right to appoint two Directors to Mosaic’s Board of Directors.  Mosaic will also pay additional amounts to Vale as earn-out payments of up to US$ 260 million if the average MAP price and Brazilian Real exchange rate exceed certain thresholds during each of the two 12-month periods following completion of the transaction.

Consummation of the transaction is expected to occur in late 2017, subject to the completion of the carve-out of the Cubatão assets from Vale Fertilizantes, satisfaction of customary conditions precedent, including the approval of the Brazilian anti-trust authority (CADE) and of other antitrust authorities, and certain other operational and regulatory milestones.

The partnership with Mosaic adds substantial value to Vale’s shareholders as it enhances Vale’s exposure to the worldwide fertilizers market, particularly in the large and fast growing agricultural regions of North America and Brazil.

Vale continues to deliver on its divestment initiatives and will use the proceeds of this sale to reduce its debt position, while remaining exposed to the fertilizer business through its strategic stake in Mosaic.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Andrea Gutman: andrea.gutman@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Denise Caruncho: denise.caruncho@vale.com

Mariano Szachtman: mariano.szachtman@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: December 19, 2016		Director of Investor Relations